Energea Portfolio 2 LP
52 Main Street
Chester, Connecticut 06412

VIA EDGAR

July 14, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn:     Timothy S. Levenberg
            Kevin Dougherty

Re:	Energea Portfolio 2 LP Post-Qualification Amendment No. 1 on Form 1-A POS Filed June 5, 2025 File No. 024-12347

Gentlemen:

Energea Portfolio 2 LP (the "Company" or "we") hereby transmits its response to the comment letter received from the staff (the "Staff") of the U.S. Securities and Exchange Commission, dated July 2, 2025 regarding the Company's post-qualification amendment on Form 1-A POS filed on June 5, 2025 (the "Post-Qualification Amendment"). For the Staff's convenience, we have repeated below the Staff's comments in bold, and have followed each comment with the Company's response. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Post-Qualification Amendment.

Summary and Risk Factors, page 2

1.     You removed from the offering circular the risk factor captioned "We may be subject to claims for recission or damages from our Investors." Because the removed text identified a risk which remains potentially material, please provide appropriate risk factor disclosure in that regard. In the alternative, explain why you believe that such disclosure would not be material to potential investors.

Response: In response to this comment, the Company has amended its disclosure on page 9 of the Post-Qualification Amendment to include the requested information. The Company believes that its exposure to possible redemption claims is limited and that the Company currently has sufficient funds to cover any possible redemption claims and for that reason had been of the belief that such a disclosure was no longer necessary. However, recognizing the value of the disclosure the Company has reinserted the previously struck language and appreciates the Staff's comment raising the issue.

Limitations on Rights in Investment Agreements, page 7

2.     We note the brief description you provide here regarding the new form agreements filed as exhibits 4.3 and 4.4. Please provide an expanded discussion of the material terms of each of these agreements in the section captioned "Securities Being Offered: the Class A Investor Shares."

Response: In response to this comment, the Company has amended its disclosure on page 47 of the Post-Qualification Amendment to include the requested information. The Company has also made revisions to each of the Investment Agreement, the Auto-Invest Agreement and the Auto-Reinvestment Agreement consistent with the terms reflected in this amended disclosure.

3.     For the form of Auto-Invest Agreement filed as exhibit 4.3, please provide your analysis regarding how this monthly investment program complies with Securities Act Section 5, including whether you intend to register the offers and sales of the securities made in connection with the program. Describe how, when, and where investors will make the auto-invest decision, and explain how the investors will communicate the requisite information for the "Investor Information Sheet."
Also disclose whether you will treat auto investments as sales chargeable against the aggregate total of offered securities, and how specifically the company will provide updates to investors with current information. Please provide your analysis of how this program and your offering will comply with Securities Act Rules 251(a) and (d)(3)(F). For purposes of Rule 251(a), please tell us how these auto investments will impact your calculation of the $50 million limit listed on the offering circular cover page. As to Rule 251(d)(3)(F), please specifically address how the offering will comply with each element of that rule.
Response: In response to this comment, the Company advises the Staff that all offers and sales of Class A Investor Shares made pursuant to an Auto-Invest Agreement shall be exempt from Section 5 of the Securities Act as such transactions shall be made pursuant to the terms and conditions of the Company's offering and therefore qualified as a Regulation A Tier 2 offering (the "Offering").
Investors will have the opportunity to enter into an Auto-Invest Agreement either (i) at the time of their initial investment in the Company or (ii) at any time following their initial investment by electing to make additional investments in the Offering through the Platform. The amounts and intervals in which the investors will elect to make their auto-investments will be expressed on the "Investor Information Sheet" which will be included as an exhibit to their Auto-Invest Agreement. The investors will elect whether to auto-invest on the Platform, by executing the Auto-Invest Agreement (and attached Investor Information Sheet) and emailing the Auto-invest Agreement and exhibit to the Company.
The terms of the Auto-Invest Agreement specifically indicate to the investor that investments made under such agreement are subject to the terms of the Offering, which is to be qualified as a Tier 2 offering under Rule 251(a). As such, the investor's investments could be subject to a cutback, and the agreement subject to termination, in the event the Company meets or exceeds the maximum amount of the Offering or, in the event the investor is non-accredited, the investor's cumulative amount of investments with the Company meets or exceeds the maximum investment amounts permitted by a non-accredited investor under Regulation A. Under either circumstance, the investor would be redeemed for those Class A Investor Shares subject to the cutback. The Company has revised the Auto-Invest Agreement to ensure this information is presented in Sections 3.4 and 4 of the Auto-Invest Agreement.
The Company has revised the Offering Statement to identify the amount of unsold Class A Investor Shares to be sold in the Offering.
4.     Provide comparable information for the form of Auto-Reinvestment Agreement filed as exhibit 4.4. Also, please clearly disclose what occurs when an investor does not elect to re-invest.
Response:  In response to this comment, the Company reiterates its response to comment 3 that all offers and sales of Class A Investor Shares made pursuant to an Auto-Reinvestment Agreement shall be exempt from Section 5 of the Securities Act as such transactions shall be made pursuant to the terms and conditions of the Offering and therefore qualified as a Regulation A Tier 2 offering.
Specifically, investors will have the opportunity to enter into an Auto-Reinvestment Agreement either (i) at the time of their initial investment in the Company or (ii) at any time following their initial investment by electing in the Platform to designate a portion of distributions they have received from ownership of Class A Investor Shares to be used to make additional purchases of Class A Investor Shares pursuant to the terms and conditions of the Offering. The amounts and intervals in which the investors will elect to make their auto-investments will be expressed on the "Investor Information Sheet" which will be included as an exhibit to their Auto-Reinvestment Agreement.
The terms of the Auto-Reinvestment Agreement specifically indicate to the investor that investments made under such agreement are subject to the terms of the Offering, which is to be qualified as a Tier 2 offering under Rule 251(a). As such, the investor's investments could be subject to a cutback, and the agreement subject to termination, in the event the Company meets or exceeds the maximum amount of the Offering or, in the event the investor is non-accredited, the investor's cumulative amount of investments with the Company meets or exceeds the maximum investment amounts permitted by a non-accredited investor under Regulation A. Under either circumstance, the investor would be redeemed for those Class A Investor Shares subject to the cutback. The Company has revised the Auto-Invest Agreement to ensure this information is presented in Sections 3.4 and 4 of the Auto-Reinvestment Agreement.
5.     With regard to the re-investment plan, please revise to clarify how your activities will comply with Regulation A. For example, disclose whether you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment and, if not, how you intend to comply with Securities Act Rule 251(d)(1)(iii). Similarly, explain how you will (1) comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan and (2) ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.
Response: In response to this comment, the Company advises the Staff that with respect to auto-reinvestments, investors will receive an email notification that the Company has made a distribution. The email will indicate what portion of the distribution will be reinvested to purchase additional Class A Investor Shares and will include a hyperlink to the then-current Offering Statement.
The Company maintains a ledger of each non-accredited investor to track the amounts such investor has made in order to ensure compliance with the exemption. Furthermore, the Company maintains a robust record-keeping system in order to monitor amounts raised under the Offering. To the extent the Company exceeds the total Offering amount, the Company will redeem those investors whose purchases of Class A Investor Shares were in excess of the limits of the Offering and all Auto-Reinvestment Agreements will be terminated, in each instance, pursuant to their terms.
Upon receipt of the investor's Re-Investment Agreement, Investor Information Sheet, and confirmation that the investor has created an account on the Platform, the Company will take reasonable steps to evaluate whether the information the investor has provided is sufficient to establish whether such investor is accredited. If the investor is not accredited, then pursuant to Rule 251(d)(2)(i)(C), the Company will determine if the non-accredited investor's aggregate purchase price to be paid by the investor is no more than ten percent (10%) of the greater of such investor's: (1) annual income or net worth if a natural person; or (2) revenue or net assets for such purchaser's most recently completed fiscal year end if a non-natural person. The investor will provide this information on the Investor Information Sheet and on the Platform.
6.     Both agreements contain an identical Section 8 captioned "Confidentiality" which suggests that information you provided to the purchaser (including publicly filed information in the "Disclosure Document") is confidential. Discuss in necessary detail the nature of any non-public information you have provided or will provide to potential investors. Also explain why information you provide publicly through filings with the SEC would be deemed "confidential." This comment also applies to Section 6 of the revised Investment Agreement filed as Exhibit 4.2.
Response: In response to this comment, the Company has amended what was Section 8 (and what is now) Section 6 "Confidentiality", in each of the Auto-Invest Agreement and the Auto-Reinvestment Agreement as well as Section 6 of the Investment Agreement. All information provided by the Company to investors is public and is not subject to any confidentiality limitations. The purpose of these sections was to acknowledge the Company has an obligation to maintain and keep confidential, such information the investors provide to the Company.  It was not the Company's intention to suggest that any information the Company provides to investors should be considered confidential.
Other Concurrent Offerings, page 11
7.     We note the reference to the concurrent Regulation D offerings. You indicate that these will have many identical terms and that you intend to combine proceeds from the Regulation D offerings with proceeds from the Regulation A offering and use them "for the same common purpose." Please provide your analysis as to whether the offers and sales should be integrated (1) for purposes of Securities Act Rule 152 and (2) in considering your compliance with Regulation A.
Response: In response to this comment, the Company has amended its disclosure on page 12 of the Post-Qualification Amendment to include the requested information.
Further, the Company respectively asserts to the Staff that its intended offering under Regulation D, Rule 506(c) (the "Reg D Offering") should not be integrated with the Offering and notes that there are multiple bases for this conclusion. Rule 152(b) under the Securities Act provides non-exclusive safe harbors from integration of registered and exempt offerings. Further, Rule 152(a) provides a general principle of integration that applies in the event that no safe harbor under Rule 152(b) applies.
Pursuant to Rule 152(a), in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the Securities Act, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering.
Here, the Company's Offering complies with all requirements of Regulation A Tier 2, including qualification, offering circular delivery, and Form 1-A filings. Additionally, the Reg D Offering will be made exclusively to verified accredited investors in accordance with the exemption's requirements, including investor verification and Form D filing. Both Regulation A and Rule 506(c) permit general solicitation.
The Company will clearly distinguish the offerings in all communications and marketing materials to avoid investor confusion or conditioning the market across exemptions. Further, the Company will implement reasonable procedures to ensure that communications for the Offering are not used to solicit investments for the Reg D Offering and vice versa. Additionally, the Company will maintain separate investor lists and records for each offering and will not accept investments in the Reg D Offering from any non-accredited investors, even if previously solicited under the Offering.
Further, Rule 152(a)(2) provides additional requirements for concurrent offerings where the two or more concurrent exempt offerings permit general solicitation, which includes offering under Regulation A and Regulation D, Rule 506(c). Specifically Rule 152(a)(2) states that "[if] two or more concurrent exempt offerings permitting general solicitation, in addition to satisfying the requirements of the particular exemption relied on, general solicitation offering materials for one offering that includes information about the material terms of a concurrent offering under another exemption may constitute an offer of securities in such other offering, and therefore the offer must comply with all the requirements for, and restrictions on, offers under the exemption being relied on for such other offering, including any legend requirements and communications restrictions." To ensure consistency with the rules, the Company has revised the Post-Qualification Amendment to remove any material terms of Reg D Offering and the offering materials of the Reg D offering will make no reference to the material terms of the Offering.
The Offering, which is exempt from registration by meeting the exemption requirements as a Regulation A Tier 2 offering, includes investor limits, disclosures via a qualified offering circular, ongoing reporting, and adherence to the $75 million offering cap. The Reg D Offering, will be exempt from registration under Regulation D Rule 506(c) as it will be limited to verified accredited investors only, will include separate offering documents (a private placement memorandum), and will adhere to the requirements for general solicitation under Rule 506(c). "A company may conduct a Rule 506(c) offering with general solicitation concurrently with a Regulation A offering... provided the requirements of each exemption are satisfied." (Release No. 33-10884, Section II.B.2, page 49)
Different classes of shares will be offered in each of the Offering and the Reg D Offering. Under the Reg D Offering, the Company will be offering separate classes of securities  with economic rights than those offered in the Offering. The Reg D Offering will target primarily institutional and high-net worth investors and will require substantially higher minimum investments than the Offering, whereas the Offering is structured for broader retail accessibility. The Reg D Offering investors will exclusively be accredited investors and subject to enhanced verification procedures, while the Offering accommodates a broader investor base, including non-accredited investors within specified investment limitations.
Further, while proceeds from both offerings may be used to invest in the same general portfolio of energy infrastructure projects, the Company notes that the Staff has clarified that a shared "use of proceeds" or "common purpose" does not, by itself, necessitate integration, provided each exemption is independently satisfied. (See Rule 152 and Release No. 33-10884, page 45-50.)
Based on the foregoing, the Company believes the Offering and intended Reg D Offering should not be integrated under Rule 152. Each offering complies with its respective exemption, the Company will ensure separation of offering communications, and general solicitation is permitted for both offerings under applicable rules. The Company will also implement controls to reasonably avoid investor confusion and maintain compliance with the conditions of Rule 506(c).

Additional Information, page 49
8.     You do not appear to make the financial statement information which you incorporate by reference "readily available and accessible" on a maintained website, despite the requirements of Form 1-A, General Instruction III(a)(2)(B) in that regard. If you continue to incorporate this information by reference, please comply with General Instruction III(a)(2) or, alternatively, revise to provide financial statement and related information in this filing.
Response: In response to this comment, the Company has amended its disclosure on page 49 of the Post-Qualification Amendment to include the requested information.

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We thank the Staff for its review of the foregoing and the Post-Qualification Amendment. If you have further comments, please feel free to contact our counsel at jande@mccarter.com or by telephone at (732) 867-9744.

Very truly yours,
Energea Portfolio 2 LP

By: Energea Global, LLC Its: General Partner

By:
Name:	Mike Silvestrini
Title:	Managing Partner

cc: Jed Ande, Esq.